SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 April, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 April 2014
Exhibit 1.2	Director/PDMR Shareholding dated 01 April 2014
Exhibit 1.3	Transaction in Own Shares dated 02 April 2014
Exhibit 1.4	Director/PDMR Shareholding dated 02 April 2014
Exhibit 1.5	Transaction Own Shares dated 03 April 2014
Exhibit 1.6	Transaction Own Shares dated 04 April 2014
Exhibit 1.7	Director Declaration dated 04 April 2014
Exhibit 1.8	Director/PDMR Shareholding dated 04 April 2014
Exhibit 1.9	Transaction in Own Shares dated 07 April 2014
Exhibit 1.10	Transaction in Own Shares dated 08 April 2014
Exhibit 1.11	Transaction in Own Shares dated 09 April 2014
Exhibit 1.12	Transaction in Own Shares dated 10 April 2014
Exhibit 1.13	Director/PDMR Shareholding dated 10 April 2014
Exhibit 1.14	Transaction in Own Shares dated 11 April 2014
Exhibit 1.15	Items of special business dated 11 April 2014
Exhibit 1.16	Transaction in Own Shares dated 14 April 2014
Exhibit 1.17	Transaction in Own Shares dated 15 April 2014
Exhibit 1.18	Transaction in Own Shares dated 16 April 2014
Exhibit 1.19	Transaction in Own Shares dated 17 April 2014
Exhibit 1.20	Transaction in Own Shares dated 22 April 2014
Exhibit 1.21	Transaction in Own Shares dated 23 April 2014
Exhibit 1.22	BP agrees sale of interest in four Alaska assets dated 23 April 2014
Exhibit 1.23	Transaction in Own Shares dated 24 April 2014
Exhibit 1.24	Transaction in Own Shares dated 25 April 2014
Exhibit 1.25	Transaction in Own Shares dated 28 April 2014
Exhibit 1.26	BP reports 1st quarter results;increases dividend dated 29 April 2014
Exhibit 1.27	Transaction in Own Shares dated 29 March 2014
Exhibit 1.28	Share Repurchase Programme dated 29 April 2014
Exhibit 1.29	Transaction in Own Shares dated 30 April 2014
Exhibit 1.30	Director Declaration dated 30 April 2014
Exhibit 1.31	Total Voting Rights dated 30 April 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 01 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	31 March 2014
Number of ordinary shares purchased	1,310,000
Highest price paid per share (pence)	486.60
Lowest price paid per share (pence)	479.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 01 April 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was advised by Computershare Plan Managers on 1 April 2014 and Fidelity Stock Plan Services LLC on 31 March 2014, that the following awards under the BP Share Value Plan were made on 28 March 2014, for the following senior executives (persons discharging managerial responsibility) who acquired the number of BP Restricted Share Units shown opposite their names:

Ordinary shares (ISIN number GB0007980591)

Mr R. Bondy	196,700
Mr B. Looney	158,640
Mr D. Sanyal	123,135
Mr H. Schuster	114,545

ADSs (ISIN number US0556221044)
1 ADS is equivalent to 6 ordinary shares

Mr R Fryar	23,150
Mr A. Hopwood	24,089
Mrs. K. Landis	24,616
Mr H.L. Mckay	109,842

The numbers of Restricted Share Units granted under the BP Share Value Plan represent the maximum number of BP ordinary shares or BP ADSs that may vest under the plan following a three year performance period.  In addition, each senior executive will be entitled to additional ordinary shares or ADSs representing the value of reinvested dividends on those ordinary shares or ADSs which vest.

BP p.l.c. was also advised on 31 March 2014 by Fidelity Stock Plan Services LLC, that on 28 March 2014 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$48.170 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Restricted Share Plan
Mr R. Fryar	95.602	n/a
Mr A. Hopwood	111.086	n/a
Mrs K. Landis	72.293	366.749
Mr H. L. McKay	145.678	n/a

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 02 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	1 April 2014
Number of ordinary shares purchased	850,000
Highest price paid per share (pence)	484.90
Lowest price paid per share (pence)	480.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 02 April 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c was notified on 2 April 2014 by Barclays Wealth that on 28 March 2014 Mr Ian Davis, a Director of BP p.l.c., acquired 135 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $8.110 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 03 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	2 April 2014
Number of ordinary shares purchased	920,000
Highest price paid per share (pence)	488.00
Lowest price paid per share (pence)	482.60

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 04 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	3 April 2014
Number of ordinary shares purchased	920,000
Highest price paid per share (pence)	488.13
Lowest price paid per share (pence)	483.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Director Declaration
BP p.l.c. - 04 April 2014

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Antony Burgmans, a Non-Executive Director of BP p.l.c. has advised that he stepped down as a member of the Supervisory Board of AEGON N.V. on 1 April 2014.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 04 April 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 3 April 2014 by Computershare Plan Managers that on 28 March 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £4.815 per share, through participation in the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	4417
Mr R. Bondy	6634
Mr B. Looney	702
Dr H. Schuster	2110
Mr D. Sanyal	4493

BP p.l.c. was also advised that on 28 March 2014 the following Director and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name £4.8415 per share, through participation in the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I.C. Conn	148	N/A	N/A
Mr R. Bondy	61	N/A	N/A
Mr B. Looney	60	N/A	N/A
Mr D. Sanyal	139	11	N/A
Dr H. Schuster	N/A	N/A	16

BP p.l.c. was also advised by Computershare Plan Managers that on 28 March 2014 the following Director and senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at £4.865708 per share, through the BP Scrip Dividend Programme.

Deferred Annual Bonus Plan
Mr R. Bondy	943
Dr B. Gilvary	943
Mr B. Looney	642
Mr D. Sanyal	427
Dr H. Schuster	559

BP p.l.c. was further advised by Computershare Plan Managers that on 28 March 2014 the following senior executive (a person discharging managerial responsibility) in BP p.l.c. acquired the number of ordinary shares shown opposite his name at £4.8415 per share, through the BP Scrip Dividend Programme.

Annual Cash Bonus Deferral Plan
Dr H. Schuster	161

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	4 April 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	490.80
Lowest price paid per share (pence)	486.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 08 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	07 April 2014
Number of ordinary shares purchased	925,000
Highest price paid per share (pence)	489.40
Lowest price paid per share (pence)	482.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 09 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	08 April 2014
Number of ordinary shares purchased	939,000
Highest price paid per share (pence)	484.95
Lowest price paid per share (pence)	476.95

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	09 April 2014
Number of ordinary shares purchased	870,000
Highest price paid per share (pence)	482.95
Lowest price paid per share (pence)	478.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 April 2014

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 April 2014 by Computershare Plan Managers that on 10 April 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.829 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn	63 shares
Dr B. Gilvary	63 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy	63 shares
Mr B. Looney	65 shares
Mr D. Sanyal	65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.14

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	10 April 2014
Number of ordinary shares purchased	923,000
Highest price paid per share (pence)	486.13
Lowest price paid per share (pence)	481.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c. - Items of special business
BP p.l.c. - 11 April 2014

Items of Special Business
BP p.l.c. 2014 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 10 April 2014:

Resolution 19 - Renewal of the Executive Directors' Incentive Plan

To approve the renewal of the BP Executive Directors' Incentive Plan (the 'plan'), the principal terms of which are summarised in the appendix to this notice of meeting and a copy of which is produced to the meeting initialled by the chairman for the purpose of identification, for a further ten years, and to authorize the directors to do all acts and things that they may consider necessary or expedient to carry the plan into effect.

Resolution 20 - Non-executive directors' remuneration
To determine, in accordance with Article 93 of the company's articles of association, that the remuneration of the directors shall be such amount as the directors shall decide not exceeding in aggregate £5,000,000 per annum.

This notice is given in fulfilment of the obligation under LR 9.6.18

Exhibit 1.16

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 14 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	11 April 2014
Number of ordinary shares purchased	933,000
Highest price paid per share (pence)	482.50
Lowest price paid per share (pence)	475.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	14 April 2014
Number of ordinary shares purchased	895,000
Highest price paid per share (pence)	474.55
Lowest price paid per share (pence)	467.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	15 April 2014
Number of ordinary shares purchased	940,000
Highest price paid per share (pence)	478.10
Lowest price paid per share (pence)	472.85

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	16 April 2014
Number of ordinary shares purchased	895,000
Highest price paid per share (pence)	479.90
Lowest price paid per share (pence)	476.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	17 April 2014
Number of ordinary shares purchased	900,000
Highest price paid per share (pence)	482.90
Lowest price paid per share (pence)	477.55

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	22 April 2014
Number of ordinary shares purchased	890,000
Highest price paid per share (pence)	488.05
Lowest price paid per share (pence)	483.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c. - BP agrees sale of interests in four Alaska assets
BP p.l.c. - 23 April 2014

press release
April 22, 2014

BP agrees sale of interests in four Alaska North Slope assets

• BP to focus on giant Prudhoe Bay oilfield and progressing Alaska LNG opportunity
• Hilcorp to operate Milne Point, Endicott, and Northstar oilfields
• Introduction of new North Slope partner expected to increase activity

BP today announced that it has agreed to sell interests in four BP-operated oilfields on the North Slope of Alaska to Hilcorp. The sale agreement includes all of BP's interests in the Endicott and Northstar oilfields and a 50 percent interest in each of the Liberty and the Milne Point fields. The sale also includes BP's interests in the oil and gas pipelines associated with these fields.

"This agreement will help build a more competitive and sustainable business for BP in Alaska" said BP Upstream Chief Executive Lamar McKay. "It will allow us to play to two of our great strengths, managing giant fields and gas value chains. We will now concentrate on continuing development and production from the giant Prudhoe Bay field and working to advance the future opportunity of Alaska LNG."

The agreement does not affect BP's position as operator and co-owner of the Prudhoe Bay oilfield nor its other interests in Alaska. BP also expects to submit a development plan for Liberty by the end of 2014. As a result of the sale and subject to approval, Hilcorp is expected to become the operator of the Endicott, Northstar and Milne Point oilfields and their associated pipelines and infrastructure.

"There are some big benefits from this transaction," said Janet Weiss, President of BP's Alaska Region. "BP will be able to focus on maximizing production from Prudhoe Bay and advancing the Alaska LNG opportunity. Hilcorp takes ownership of two mature oil fields ready for new investment and activity and it will operate a third field that is primed for accelerated production. And, the state gets another accomplished operator working the North Slope. Thanks to tax reform, Alaska is now on course for increased investment and production and even the possibility of LNG."

BPremains committed to its plans for increased investment at Prudhoe Bay, which have resulted from recent oil tax reform by the State of Alaska. The plans include adding two drilling rigs, one in 2015 and a second in 2016, for a total incremental $1 billion investment over five years. These activities are expected to account for 200 Alaska jobs and 30-40 additional wells being drilled each year, bringing a boost to both the company's operations and the state's economy.

Approximately 250 employees are associated with the assets included in the agreement and the company is committed to providing clarity about their future as soon as possible. The majority of those BP employees at or supporting Milne Point, Endicott and Northstar are expected to be offered positions with Hilcorp with no break in employment.

Together the assets included in the sale represent approximately 19,700 barrels of oil equivalent a day (boe/d) of net production for BP, less than 15 percent of BP's total net production on the North Slope.

The sale, which will be subject to state and federal regulatory approval, is anticipated to be complete by the end of the year. Financial details of the transaction are not being disclosed.

About BP in Alaska:
BP is one of the largest oil producers in Alaska, and BP-operated oil fields account for two-thirds of all Alaska production. These operations include Prudhoe Bay, the largest oil field in North America which also ranks among the 20 largest fields ever discovered worldwide. BP's Alaska North Slope assets include ownership in the Greater Kuparuk Area, Point Thomson and the Trans Alaska Pipeline System. BP's Alaska operations currently support the jobs of 2,300 Alaska employees and more than 20,500 additional Alaska jobs. For more information visit: alaska.bp.com.

About BP in the US:
Over the past five years, BP has invested nearly $50 billion in the US - more than any other energy company. BP is a leading producer of oil and gas and provides enough energy annually to light nearly the entire country for a year. Employing approximately 20,000 people in all 50 states, BP supports more than 260,000 jobs total through all of its business activities. For more information, go to: www.bp.com/us.

About Hilcorp:
Hilcorp is one of the largest privately-held independent oil and natural gas exploration and production companies in the United States. The company has over 1,100 employees with operations across the United States including the gulf coast of Texas and Louisiana, Northeast US and Alaska's Cook Inlet and has a track record of unlocking production and resources from mature fields. For more information see: www.hilcorp.com

Notes to editors:
•     Milne Point is located about 25 miles west of Prudhoe Bay; Milne Point was discovered in 1969 and began production in 1985. BP became the operator in 1994. In 2013, average net BP production from Milne Point was about15,800 boe/d. Current ownership: BP 100%.

•     Northstar is located about six miles northwest of Prudhoe Bay in about 39 feet of water, and started production in 2001. The unit sits in state and federal waters. In 2013, average net BP production from Northstar was about 6,800 boe/d. Current ownership: BP 98.6%, Murphy 1.4%

•     Liberty is located on federal leases about six miles offshore in the Beaufort Sea and east of the Prudhoe Bay oilfield. BP drilled the Liberty discovery well in 1997 and expects to submit the Liberty Development and Production Plan to the federal regulators by the end of 2014. Current ownership: 100% BP.

•     Endicott is located about three miles offshore. Endicott started production in 1987 and was the first continuously producing offshore field in the Arctic. Average net BP production from Endicott in 2013 was about 5,000 boe/d.

Current ownership: BP 68%, ExxonMobil 21%, Chevron 11%.
• Alaska North Slope map and field photos available upon request.

Further information:
BP Press Office, Houston (281) 366-4463                uspress@bp.com
BP Press Office, Anchorage (907) 564-5143            dawn.patience@bp.com

Cautionary statement:
This press release contains certain forward-looking statements relating to BP's expectations regarding the sale of certain North Slope interests to Hilcorp, including regarding: the expected timing of the completion of the sale; the expected impact of the sale on production activities at Prudhoe Bay and Milne Point; BP's plans to focus on the Prudhoe Bay oilfield and to progress its Alaska LNG opportunity; BP's plans to submit a development plan for the Liberty field by the end of 2014; prospects for more activity and investment on the North Slope in the future; BP's future investment plans at Prudhoe Bay, the number of Alaska jobs expected to be generated thereby, the number of additional wells expected to be drilled each year thereunder and the expected impact thereof on BP's future operations and on the economy of Alaska; and the expected impact of the sale to Hilcorp on employees associated with Milne Point, Endicott and Northstar. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the receipt of relevant third-party and/or regulatory approvals; changes in public expectations and other changes to business conditions; future levels of industry product supply; demand and pricing; economic and financial conditions generally or in various countries and regions; the timing and nature of maintenance outages; operational problems; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Risk factors" in our Annual Report and Form 20-F 2013 as filed with the US Securities and Exchange Commission.

- ENDS -

Exhibit 1.23

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	23 April 2014
Number of ordinary shares purchased	910,000
Highest price paid per share (pence)	487.13
Lowest price paid per share (pence)	482.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	24 April 2014
Number of ordinary shares purchased	890,000
Highest price paid per share (pence)	489.50
Lowest price paid per share (pence)	486.05

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.25

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	25 April 2014
Number of ordinary shares purchased	900,000
Highest price paid per share (pence)	495.90
Lowest price paid per share (pence)	490.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.26

BP p.l.c. - BP reports 1st quarter results;increased dividend
BP p.l.c. - 29 April 2014

press release

29 April, 2014

BP reports first quarter  results; increases dividend

BP today announced its financial results for the first quarter of 2014. Underlying replacement cost profit1 for the quarter was $3.2 billion, compared with $2.8 billion for the previous quarter and $4.2 billion for the first quarter of 2013. Operating cash flow in the quarter was $8.2 billion.

The company also announced a quarterly dividend of 9.75 cents per ordinary share to be paid in June, 8.3% higher than a year earlier. As previously advised, the Board will continue to review the level of the dividend with the first and third quarter results each year.

BP Group Chief Executive Bob Dudley commented: "This is a very solid start to 2014. Operating cash flow was strong in the first quarter, we have seen further exploration success and upstream project start-ups, and the upgraded Whiting refinery is ramping up steadily. We remain confident of delivering our 10-point plan targets that we set in 2011 for delivery in 2014."

BP is now nearing completion of its current $8 billon share buyback programme, with $7.6 billion spent repurchasing shares for cancellation. So far BP has agreed divestments totalling over $3.0 billion - including the agreement last week to divest a number of assets in Alaska -- towards its expectation of agreeing $10 billion in additional divestments by the end of 2015. BP expects to use the post-tax proceeds from these divestments primarily for distributions to shareholders, biased towards share buybacks.

Dudley commented: "We expect material growth in operating cash flow, coupled with disciplined investment, to deliver sustainable growth in free cash flow. This will support increasing distributions to our shareholders. As well as progressive growth in the dividend per share, we expect to use surplus cash to support further distributions through share buy-backs or other mechanisms."

BP's Upstream segment reported $4.4 billion underlying pre-tax replacement cost profit for the first quarter, compared with $3.8 billion for the previous quarter and $5.7 billion for the first quarter of 2013. Compared to a year ago, the result was affected by the impact of divestments and higher non-cash costs.

Following on from the decision to create a separate BP business around its US lower 48 onshore oil and gas activities, and as a consequence of appraisal results, BP has decided not to proceed with development plans in the Utica shale. The Upstream result includes a write-off relating to the Utica acreage.

The Downstream segment reported $1.0 billion underlying pre-tax replacement cost profit for the first quarter, compared with $70 million for the fourth quarter of 2013 and $1.6 billion for the first quarter last year. Compared with a year ago, the result was primarily impacted by a weaker refining environment. Both Upstream and Downstream results included a strong contribution from trading activities.

BP also reported an estimated underlying pre-tax replacement cost profit for Rosneft2 of $271 million for the quarter. This result was adversely affected by depreciation of the rouble against the US dollar.

Total group reported production of oil and gas for the quarter, including Russia, was 3.13 million barrels of oil equivalent a day (boe/d). BP's share of Rosneft oil and gas production for the quarter2 was one million boe/d.

Excluding Russia, underlying production3 was slightly lower than a year earlier as higher output from new projects in the North Sea, Angola and Gulf of Mexico was offset by turnaround activity in Angola and lower production elsewhere. Reported production, excluding Russia, was 8.5% lower reflecting both the expiry in January of the onshore concession in Abu Dhabi and the impact of divestments.

Reported production, excluding Russia, is expected to be lower in the second quarter due to planned seasonal turnaround activity.

Strategic progress

Eight exploration wells have been completed so far in 2014, including the Cobalt-operated Orca discovery in Angola and the BG-operated Notus discovery in Egypt, and BP is on track to participate in at least 15 exploration wells over the full year. In the quarter, following the lifting of BP's suspension and debarment by the US EPA, BP was the highest bidder on 24 new leases in the Gulf of Mexico, with final awards subject to regulatory approval.

Three new major upstream projects started production during the first quarter - Chirag Oil in Azerbaijan, Na Kika Phase 3 and the Shell-operated Mars B in the Gulf of Mexico. Production has also since begun from the Atlantis North Expansion Phase 2 development in the Gulf of Mexico and three further projects continue to make progress towards start up in 2014.

In the Downstream, refining availability was maintained at 95% or above for the seventh consecutive quarter. Heavy crude processing at the upgraded Whiting refinery continues to ramp-up; the refinery was processing around 200,000 barrels a day (b/d) of heavy oil at the end of the first quarter and is expected to reach up to 280,000 b/d during the second quarter.

Active management of BP's portfolio also continues with the agreement to focus BP's activities in Alaska, divesting interests in four fields to Hilcorp, and BP's plans to form a separate business to run its US lower 48 onshore oil and gas assets. BP has decided not to proceed with the development of Utica shale assets in Ohio and earlier this month also announced the decision to halt processing at its Bulwer refinery in Australia.

US legal update

The Court has yet to rule on either the first or second phases of the MDL 2179 trial in New Orleans and could issue its decision at any time. The next phase, in which the court will hear evidence regarding the penalty factors set out in the Clean Water Act, has been scheduled to begin in January 2015.

The total cumulative net charge for the Gulf of Mexico oil spill remains at $42.7 billion. This does not include any provision for business economic loss claims that are not yet received, processed and paid. BP continues to contest the payment of those business economic loss claims which it believes to be unfounded.

Unallocated headroom in the $20 billion Trust Fund remains at approximately $700 million. At the end of the quarter, the remaining aggregate cash balance in the Trust and associated funds was $6.6 billion, with $13.4 billion having been paid out.

Further information:

BP press office, London: +44 20 7496 4076, bppress@bp.com

Notes:

1. Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2.  The first quarter 2014 operational and financial information for Rosneft included above is based on preliminary operational and financial results of Rosneft for the period ended 31 March 2014. Actual results may differ. For further information see BP's stock exchange announcement of first quarter 2014 results, dated 29 April 2014.

3. Underlying oil and gas production is adjusted for the impact of the expiry of the Abu Dhabi onshore concession, divestments, and production-sharing agreement effects.

Cautionary statement:

This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding the expected quarterly dividend payment, timing of the payment and the timing of future review by BP's board thereof; expectations regarding the delivery of 10-point plan targets set in 2011 for 2014; plans to divest a further $10 billion in assets before the end of 2015; plans and expectations regarding future distributions to shareholders; plans and expectations regarding the delivery of future sustainable growth in cash flows through material growth in operating cash flows and disciplined investment; the expected level of reported production in second quarter 2014 and the expected impact of turnaround activity thereon; plans to participate in at least 15 exploration wells in 2014; plans regarding major projects including the number and timing of future start-ups; the expected ramp up in heavy crude processing at Whiting Refinery to 280,000 barrels per day; plans and expectations regarding the active management of BP's portfolio including BP's agreed divestments in Alaska, its plans to form a separate business to run its US onshore assets and plans to halt refinery operations at Bulwer Island; and the anticipated timing of, prospects for and BP's prospective responses to legal and trial proceedings, court decisions, potential investigations and civil actions by regulators, government entities and/or other entities or parties; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing of bringing new fields onstream; the timing and level of maintenance and/or turnaround activity; the nature, timing and volume of refinery additions and outages; the timing, quantum and nature of divestments; the receipt of relevant third-party and/or regulatory approvals; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including court decisions, the types of enforcement action pursued and the nature of remedies sought or imposed; the impact on our reputation following the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Risk factors" in BP's Annual Report and Form 20-F 2013 as filed with the US Securities and Exchange Commission.

This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

-ENDS-

Exhibit 1.27

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	28 April 2014
Number of ordinary shares purchased	890,000
Highest price paid per share (pence)	492.10
Lowest price paid per share (pence)	484.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.28

BP p.l.c. - Share Repurchase Programme
BP p.l.c. - 29 April 2014

BP p.l.c. Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a repurchase mandate agreement with an independent third party to follow the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 1 April 2014 to 29 April 2014.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period of 30 April 2014 to 13 June 2014.

The independent third party will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

The purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2014 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.29

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 April 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	29 April 2014
Number of ordinary shares purchased	850,000
Highest price paid per share (pence)	502.10
Lowest price paid per share (pence)	491.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.30

BP p.l.c. - Director Declaration
BP p.l.c. - 30 April 2014
BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Antony Burgmans, a Non-Executive Director of BP p.l.c. has advised that he became Chairman of Akzo Nobel NV on 29 April 2014.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.31

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 April 2014

BP p.l.c.
Total voting rights and share capital

As at 30 April 2014, the issued share capital of BP p.l.c. comprised 18,447,692,865 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,784,300,868. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,452,775,365. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 09 May 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary